FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Melbourne, Friday 5 May 2006

NAB sells global fleet services business

National Australia Bank Limited (NAB) today announced it has agreed to sell its Custom Fleet business to GE Commercial Finance, the business-to-business financial services unit of General Electric Company.

Subject to adjustments related to the sale the agreed price is $550 million to acquire net assets of $230 million.

Custom Fleet is a global fleet management and leasing business with operations in Australia, New Zealand and the United Kingdom.

“While Custom Fleet has been a profitable part of the National Australia Group since 1984, it is not part of our core business,” said National Australia Bank Group Chief Executive Officer, John Stewart.

“GE’s expertise and activities in fleet finance and management make it an ideal home for Custom Fleet, allowing NAB to concentrate on our core capabilities where we can create sustainable growth in shareholder value,” he said.

Steve Sargent, Chief Executive Officer, GE, Australia and New Zealand said: “Custom Fleet is a good business and a good fit for GE Commercial Finance.”

The sale is subject to regulatory approvals and to no material adverse change occurring within the business prior to completion.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876
Kim Lovely External Relations Manager T 03 8641 4982 M 0406 035 243

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •5 May 2006	Name: Brendan T Case
Title: Associate Company Secretary